SE 20008168

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFS SECURITIES,INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 NEWMAN SPRINGS ROAD
(No. and Street)

| LINCROFT | NJ | 07738 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS P. HYLAND (732)758-9300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLLAND & COMPANY, CPAs
(Name – *if individual, state last, first, middle name*)

| 411 POMPTON AVENUE | CEDAR GROVE | NJ | 07009 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 02 2020
Washington, DC

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, THOMAS P. HYLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFS SECURITIES,INC., as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

LISA AVILIO-MEYER
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JUNE 9, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**TFS SECURITIES, INC.**
**FINANCIAL STATEMENTS**
**YEAR ENDED DECEMBER 31, 2019**

TABLE OF CONTENTS

HOLLAND & COMPANY
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
TFS Securities, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of TFS Securities, Inc. (the "Company") as of December 31, 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holland & Company, CPAs

We have served as the Company's auditor since 1989.

Cedar Grove, New Jersey
February 28, 2020

**TFS SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2019**

ASSETS

| | | |
|---|---|---|
| Cash and Cash Equivalents | $ | 554,158 |
| Deposit: NASD/CRD Acct | | 2,858 |
| Deposit: Clearing Broker-Dealer | | 250,000 |
| Commission/Concessions Receivables | | 1,494,597 |
| Receivables from Representatives, (net of allowance for doubtful accounts of $0.) | | 7,762 |
| Total Assets | $ | 2,309,375 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accounts Payable and Accrued Liabilities | $ | 38,076 |
| Commissions Payable | | 1,487,007 |
| Total Liabilities | | 1,525,083 |
| Stockholders' Equity | | |
| Common Stock - No par value | | |
| 1,000 share authorized | | |
| 804 shares issued and outstanding | | 80,400 |
| Additional Paid in Capital | | 170,000 |
| Retained Earnings | | 533,892 |
| Total Stockholders' Equity | | 784,292 |
| Total Liabilities and Stockholders' Equity | $ | 2,309,375 |

*The accompanying notes are an integral part of these financial statements.

# TFS SECURITIES, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2019

| | | |
|---|---|---|
| Revenues | | |
| Commissions | $ | 18,347,770 |
| Advisory Fees | | 7,686,002 |
| Representative Fees | | 898,737 |
| Marketing Support Revenues | | 371,025 |
| Interest and Investment Income | | 86,431 |
| Total Revenues | | 27,389,965 |
| Expenses | | |
| Commissions Paid to Registered Representatives | | 21,978,032 |
| Management Fee | | 1,767,020 |
| Employee Compensation and Benefits | | 1,057,459 |
| Regulatory Fees and Assessments | | 719,773 |
| Consulting & Managed Fees | | 636,926 |
| Marketing Reimbursements to Representatives | | 104,797 |
| Computer & Data Expenses | | 360,098 |
| Clearance and Execution Fees | | 162,637 |
| Professional Fees | | 134,877 |
| Occupancy and Equipment Costs | | 129,080 |
| Fidelity and Surety Bonds | | 60,442 |
| Other Expenses | | 179,890 |
| Total Operating Expenses | | 27,291,031 |
| Net Income | $ | 98,934 |

*The accompanying notes are an integral part of these financial statements.

# TFS SECURITIES, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2019

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total Stockholders Equity |
|---|---|---|---|---|---|
| | Shares | Amount | Amount | Amount | Amount |
| Balance at January 1, 2019 | 804 | $ 80,400 | $ 170,000 | $ 434,958 | $ 685,358 |
| Net Income | | | | 98,934 | 98,934 |
| Balance at December 31, 2019 | 804 | $ 80,400 | $ 170,000 | $ 533,892 | $ 784,292 |

*The accompanying notes are an integral part of these financial statements.

**TFS SECURITIES, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2019**

| | | |
|---|---|---|
| Cash Flows from Operating Activities | | |
| Net Income ( Loss ) | $ | 98,934 |
| Adjustments to reconcile Net Income to Net Cash provided by Operating Activities: | | |
| (Increase) decrease in operating assets: | | |
| Commissions/Concessions Receivable | | 292,128 |
| Receivables from Representatives | | (4,133) |
| Increase (decrease) in operating liabilities: | | |
| Accounts Payable and Accrued Liabilities | | (3,505) |
| Commissions Payable | | (254,007) |
| Net cash Provided by operating activities | | 129,417 |
| Net Increase (Decrease) in cash, cash equivalents, and restricted cash | | 129,417 |
| Cash, cash equivalents, and restricted cash at beginning of year | | 677,599 |
| Cash, cash equivalents, and restricted cash at end of year | $ | 807,016 |

| | | |
|---|---|---|
| Supplemental Disclosures: | | |
| Interest Paid | $ | 0 |
| Income Taxes Paid | $ | 0 |
| Noncash financing activity | $ | 0 |

*The accompanying notes are an integral part of these financial statements.

## TFS SECURITIES, INC.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2019

**Note 1**-*Organization and Nature of Business*

TFS Securities, Inc. (the Company) was incorporated under the laws of the State of New Jersey on June 29, 1987. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a closely held corporation, operates with several hundred representatives mostly located throughout the State of New Jersey, New York and Pennsylvania. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory. The Company is a Non-carrying broker-dealer; the Company does not clear customer transactions, carry customer accounts, or hold custody of customer cash or securities. Customers are located in states in which the Company is registered. The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle and high-income individuals.

**Note 2**-*Significant Accounting Policies*

*Basis of Accounting*
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the use of the accrual method of accounting. Under this method, revenues are recognized when earned and expenses are recognized when incurred.

*Use of Estimates*
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*
Cash and cash equivalents are defined as highly liquid investments, consists of cash and money market fund investments with an original maturity of three months or less when acquired.

*Concentration of Credit Risk*
The Company maintains its cash balances at financial institutions, which may at times exceed amounts insured by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2019, the Company had cash deposits totaling $304,158 in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in their cash accounts and believes it is not subject to any significant credit risk on cash.

*Deposit – Clearing Broker-Dealer*
The Company maintains a deposit account amounting to $250,000 with its clearing broker-dealer (Pershing LLC) (agent) pursuant to a Clearing Agent Agreement. The Deposit: Clearing Broker-Dealer account has been included as an allowable asset in the calculation of the Company's net capital.

**Note 2**-*Significant Accounting Policies-continued*

*Commissions/Concessions Receivable*
The Company has commission/concession receivables related to commissions earned from the sale of investment and insurance products with Broker Dealers and clearing organizations, including mutual funds, insurance companies and others. The receivables primarily composed of amounts due to the Company for asset-based fees and fees for the commissions earned on sales of investment vehicles, not from transactions directly with their clients. TFS may reserve for uncollectible accounts based on the aging analysis and estimated collectability of those receivables. Based on management's review of commissions/concessions receivable, no allowance for doubtful accounts is considered necessary at December 31, 2019.

*Receivables from Representatives*
The Company has receivables from Representative related to either fees due to the Company for fees paid by the Company for the representatives or Commissions paid to the Representatives that were incorrect and the Representatives have agreed to pay back to the Company. Uncollectible receivables from representatives are charged to operations during the period they are determined to be uncollectible. It is management's policy to review the outstanding receivables from representatives and write-off any uncollectible accounts as they arise, which is not materially different from an allowance method. The Receivables from Representatives account has been included as a non- allowable asset in the calculation of the Company's net capital.

*Property and equipment*
Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred and additions and expenditures that increase asset values and extend useful lives are capitalized. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected undiscounted future cash flows from the use and disposition of the asset is less than its carrying amount. Generally, the amount of impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2019.

*Commissions Payable*
The Company has commissions payables related to commissions earned from the sale of investment and insurance products with Broker Dealers and clearing organizations, including mutual funds, insurance companies and others to the investment representatives that are under contract with the Company.

*Transactions*
The Company buys and sells securities for customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of its securities brokerage business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance.

**Note 2**-*Significant Accounting Policies-continued*

*Transactions-continued*
sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

*Advertising Costs*
Advertising and direct marketing costs are expensed as incurred and totaled $4,800 for the year ended December 31, 2019, which are included in other expenses.

*Income Taxes*
The Company has elected by consent of its shareholders to be taxed under the provisions of subchapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual Federal income taxes on their respective share of the Company's taxable income.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

The Company files income tax returns in the U.S. federal jurisdiction and the States of New Jersey, New York and North Carolina. The Company's federal income tax returns for tax years 2016 and beyond remain subject to examination by the Internal Revenue Service. The Company's New Jersey tax years 2015 and beyond remain subject to examination by the NJ Division of Taxation. The Company's New York and North Carolina tax years 2015 and beyond remain subject to examination by their tax authorities.

The Company did not have unrecognized tax benefits as of December 31, 2019 and does not expect this to change significantly over the next twelve months as a result of its S-election status.

*Statement of Cash Flows:*
For the purpose of the statement of cash flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

*Subsequent Events*
The Company has evaluated subsequent events occurring after the balance sheet date through February 28, 2020, the date on which the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require recognition or disclosure in the financial statements.

*Note 3- Recent accounting pronouncements*

*Adoption of New Accounting Standards*
On January 1, 2019 the Company adopted the provisions of ASU 2016-02, "Leases" (topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that as of January 1, 2019 or during the year ended December 31, 2019 no agreements or arrangements existed that would be classified as a lease under the adopted guidance.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses" (Topic 326). The ASU requires entities to measure a financial asset (or group of financial assets) recorded at amortized cost basis be presented at the net amount expected to be collected. The allowance credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The amended guidance also requires the consideration of historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2019. Effective January 1, 2020, the Company adopted this guidance. The changes from this ASU do not have a material impact on the Company's financial statements and related disclosures.

Note 4-*Revenuess*

*Revenue Recognition*
The Company recognizes revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers", which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contact, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

*Significant Judgements*
Revenue from contracts with customers includes revenues from the sale of investment Company (commission income), commissions from sales of shares (commission income) and investment management and advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple obligations are identified; when to recognize revenue based on the appropriate measure of Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 4-*Revenues-continued*

*Commissions*
Commission revenues are generated by the sale of stocks, mutual funds, variable annuities and other financial products and services, fixed commission, as well as from annual trailing commissions, which are variable. The Company conducts transactions on a fully disclosed basis through its clearing firm or by effecting transactions on an application-way basis with product providers. Fixed commissions are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at the future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly or quarterly. These revenues recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company receives service and distribution fees "12b-l/trails" from various mutual funds in which the Company's clients have invested. Distribution fees arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at the time as they related specifically to the services provided in that period, which are distinct from the services provided in other periods.

The company buys and sells securities on behalf of its customers (Customer Securities transactions are executed and cleared by an independent clearing broker on a fully disclosed basis). Each time a customer enters into a buy or sell transaction, the Company chares a commission. Commissions and related clearing expenses are recorded on the trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

*Advisory Fees*
The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at the time as they related specifically to the services provided in that period, which are distinct from the services provided in other periods.

*Representative Fees*
Representative fees consist of amounts charged to registered representatives for being affiliated with the Company. The fees cover various costs and services the Company provides to registered representatives such as portfolio analysis, technology support, handling of errors and omissions insurance premiums, workers compensation insurance premiums and licensing fees. Registered representatives agree to the fees along with other expenses, indemnifications, and the requirements for being associated with the Company by executing a signed rep agreement. The revenues from the representative fees are recognized on an ongoing basis.

**Note 4**-*Revenues-continued*

*Marketing Support Revenue*
Marketing revenue represents support fees received by Company in exchange for providing investment product companies the opportunity to market their services and products to the Company's registered representatives. The sponsor participants are provided direct marketing to the Company's registered representatives and can also attend conferences and seminars that are hosted by the Company or registered representative. The transaction price varies by the investment product and sponsors. Marketing support revenue is recognized at the point of purchase.

*Disaggregated Revenue from Contracts with Customers*
The following table presents revenue by major source.

| | | |
|---|---|---|
| Revenue from contracts with customers: | | |
| Commissions | | |
| Variable Annuities, Life and trails | $ | 11,155,773 |
| Mutual Funds and 12b-1 | | 6,259,593 |
| Equity Securities | | 449,046 |
| REITs and 529 plans | | 215,710 |
| Alternative Investment Securities | | 190,863 |
| Fixed Income and Municipal Securities | | 76,785 |
| Total Commissions Revenue | | 18,347,770 |
| Advisory Fees | | 7,686,002 |
| Total Revenue from contracts with customers | $ | 26,033,772 |

**Note 5**-*Reconciliation of Statement of Financial Condition to Statement of Cash Flows*

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

| | | Beginning of year | | End of year |
|---|---|---|---|---|
| Cash and cash equivalents | $ | 424,256 | $ | 554,158 |
| Restricted cash | | | | |
| Deposit: NASD/CRD Acct | | 3,343 | | 2,858 |
| Deposit: Clearing Broker-Dealer | | 250,000 | | 250,000 |
| Total cash, cash equivalents, and restricted cash | $ | 677,599 | $ | 807,016 |

**Note 6**-*Related party transactions and commitment*

The Company maintains an expense-sharing agreement with a corporation that is owned by its shareholders under which the Company is required to reimburse the related party for its allocable share of occupancy and overheard, office equipment, benefits, ancillary services and certain administrative expenses. For the year ended December 31, 2019, the related corporation allocated $360,000 of expenses to the Company. Amounts allocated by related corporation and charged to the Company have been classified in the accompanying statement of income based on their natural classification, including rent.

**Note 6**-*Related party transactions and commitment-continued*

As a result of the expense-sharing agreement with the related party, a payable to the related party is booked on the first of each month, and paid to the related party in the same month. As of December 31, 2019, there was $0 due to the related party for the expense-sharing agreement.

The Company also pays the same corporation through common ownership a management fee. The management fee totaled $1,767,019 for the year ended December 31, 2019. These management fees represented two sets of payments to the related entity. The first set of payments are for marketing and marketing overhead costs that the related entity pays for. The amount paid to the related entity for these costs totaled $1,052,019 for 2019. These amounts are determined as a percentage of certain registered representative's commissions earned and paid after each commission payment cycle throughout the year to the related entity. The second element of the management fees paid to the same related entity during the year ended December 31, 2019 totaled $715,000. These payments are for expenses incurred by the related entity for management overhead costs, which can vary from month to month and year to year. The amount charged to the Company is determined by and at the discretion of the related entity. At December 31, 2019 the related entity was due $ 0 for the management fees at December 31, 2019.

**Note 6**-*Pension Plan*

The Company has established a SIMPLE IRA retirement plan for its employees. An employee is eligible to participate in any calendar year if he or she received at least $5,000 of compensation during each of the two preceding calendar years. The Plan must permit each eligible employee to elect to have the employer make payments to the SIMPLE IRA account. An employee may terminate participation in the SIMPLE IRA plan at any time during the calendar year.

The Company must match the elective contribution of the employee in an amount not exceeding 3% of the employee's compensation. The Company's matching 3% expense for 2019 was $12,904.

**Note 7**-*Commitments and Contingent Liabilities*

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible reserve at the low end of the range of losses. Subsequent to year end and filing its focus report, the Company was named a defendant in an arbitration seeking reimbursement of losses in a client account. Management, after consultation with legal counsel, believes that the resolution of the arbitration lawsuit will not result in any material adverse effect on the Company's financial position.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

**Note 8**-*Financial Instruments*

*Fair Value of Financial Instruments*
The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

*Financial Instruments with Off-Balance-Sheet Risk*
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains deposits at banks in excess of federally insured limits. The Company has a policy of monitoring, as considered necessary, the creditworthiness of the banks.

**Note 9**-*Guarantees*

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

*Derivative Contracts*
The Company has not entered into any derivative contracts that meet the accounting definition of a guarantee under FASB ASC 460.

**Note 10**-*Net Capital Requirements*

The Company is subjected to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1.

At December 31, 2019, the Company had net capital of $659,307, which was $557,635 in excess of its required net capital of $101,6720. The Company's net capital ratio was 2.313 to 1 at December 31, 2019.

**Note 11**-*Regulatory Matters*

The Company operates in a highly regulated industry. Applicable laws and regulations, among other matters, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of the regulated entity where the agencies determine, among other matters, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

## TFS SECURITIES, INC.

## SCHEDULE I
## COMPUTATION OF NET CAPITAL PURSUANT TO 15C3-1
## OF THE SECURITIES EXCHANGE ACT OF 1934
## AS OF DECEMBER 31, 2019

| | | |
|---|---|---|
| Net Capital | | |
| Total Stockholders' Equity qualified for Net Capital | $ | 784,292 |
| Deductions and/or charges | | |
| Non-Allowable Assets | | |
| Deposit: NASD/CRD Acct | | 2,858 |
| Commission/Concessions Receivables | | 114,365 |
| Receivables from Representatives | | 7,762 |
| Total Deductions and/or charges | | 124,985 |
| Net Capital Before Haircuts on Securities Positions (tentative net capital) | | 659,307 |
| Haircuts on Securities | | 0 |
| Net Capital | $ | 659,307 |
| Aggregate Indebtedness | | |
| Items included in statement of financial condition | | |
| Accounts Payable and Accrued Liabilities | $ | 38,076 |
| Commissions Payable | | 1,487,007 |
| Total Aggregated Indebtedness | $ | 1,525,083 |
| Computation of Basic Net Capital Requirement | | |
| Minimum Net Capital Required (greater of $50,000 or 6-2/3% of aggregate indebtedness) | $ | 101,672 |
| Excess Net Capital | $ | 557,635 |
| Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum Net Capital | $ | 506,799 |
| Ratio: Aggregate Indebtedness to Net Capital | | 2.313 to 1 |

**Note:** There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17 A-5 (FOCUS Report) as of December 31, 2019.

TFS SECURITIES, INC.

**SCHEDULE II**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**FOR THE YEAR ENDED DECEMBER 31, 2019**

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule and therefore is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

**TFS SECURITIES, INC.**

**SCHEDULE III**

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**FOR THE YEAR ENDED DECEMBER 31, 2019**

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule and therefore is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

HOLLAND & COMPANY
Certified Public Accountants

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Shareholders of TFS Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to the Securities and Exchange Commission ("SEC") Rule 17a-5, in which (1) TFS Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the TFS Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) TFS Securities, Inc. stated TFS Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. TFS Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TFS Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holland & Company, CPAs

Cedar Grove, New Jersey
February 28, 2020

Tomorrow's Financial Services, Inc.

TFS Securities, Inc.

February 7, 2020

**TFS Securities, Inc. Exemption Report**

We, as the management of TFS Securities, Inc. (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from SEC Rule 15c3-3 under the following provisions of section K(2)(ii) of the rule:

   - The Company clears all trades on a fully disclosed basis with a clearing broker/dealer, Pershing, LLC.
   - The Company transmits all customer funds and securities to the clearing broker/dealer.

2. The Company met the identified exemption provisions throughout the most recent fiscal year ending on December 31, 2019 without exception.

TFS Securities, Inc.

Thomas P. Hyland
President

437 Newman Springs Road | Lincroft, NJ 07738
Tel: 1-800-833-1862 | Fax: 732-758-9418 | Web: www.tfsweb.com